Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2014

(Summary of the 2014 Interim Report)

1. Important Notice

1.1 This announcement of interim results is a summary of the 2014 Interim Report of PetroChina Company Limited (the “Company”). For more details, investors should carefully read the full version of the 2014 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 Financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with each of China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements in this announcement are unaudited.

1.3 Basic Information of the Company

Stock Name	PetroChina	PetroChina	中國石油
Stock Code	857	PTR	601857
Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors and Joint Company Secretary	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal Code	100007
Telephone	86 (10) 5998 5667	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 5667	86 (10) 6209 9559	(852) 2899 2390
Email Address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2. Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)

Total assets	2,426,390	2,342,110	3.6

Equity attributable to owners of the Company	1,175,451	1,132,735	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)

Turnover	1,153,968	1,101,096	4.8

Profit attributable to owners of the Company	68,124	65,522	4.0

Net cash flows from operating activities	133,484	102,057	30.8

Basic earnings per share (RMB)	0.37	0.36	4.0

Diluted earnings per share (RMB)	0.37	0.36	4.0

Return on net assets (%)	5.8	6.0	(0.2) percentage point

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,426,281	2,342,004	3.6
Equity attributable to equity holders of the Company	1,175,564	1,132,850	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	1,153,968	1,101,096	4.8
Net profit attributable to equity holders of the Company	68,122	65,521	4.0
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	68,573	49,503	38.5
Basic earnings per share (RMB)	0.37	0.36	4.0
Diluted earnings per share (RMB)	0.37	0.36	4.0
Weighted average return on net assets (%)	5.9	6.0	(0.1) percentage point
Net cash flows from operating activities	133,484	102,057	30.8

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2014 was 951,894, including 944,039 holders of A shares and 7,855 holders of H shares (including 254 holders of American Depositary Shares).

Unit: Shares
Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase /decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	158,033,693,528	(1)	86.35	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,829,552,708	(3)	11.38	-517,728	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	400,000,000		0.219	0	0	0
China Securities Finance Corporation Limited	State-owned legal person	259,521,422		0.142	50,353,088	0	0
CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Other	49,667,871		0.027	10,298,943	0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	39,560,045		0.022	0	0	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	Other	38,987,720		0.021	1,553,681	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	Other	35,370,131		0.019	1,432,200	0	0
Bank of China Limited - HARVEST CSI 300 Index ETF Securities Investment Fund	Other	20,568,176		0.011	1,799,400	0	0
Industrial and Commercial Bank of China Limited - CHINA CSI 300 Index ETF Securities Investment Fund	Other	14,485,612		0.008	1,908,312	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or parties acting in concert among the above-mentioned shareholders: except that “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund”, “Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund” and “Industrial and Commercial Bank of China Limited - CHINA CSI 300 Index ETF Securities Investment Fund” are all under the custody of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2014, so far as the Directors are aware, the persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528 (L)		Beneficial Owner	97.60	86.35
	H Shares	291,518,000 (L)	(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together “the Group”), on behalf of Accounts Managed by the Group	H Shares	1,898,868,365 (L)		Investment Manager	9.00	1.04
BlackRock, Inc. (2)	H Shares	1,486,345,508 (L)		Interest of Corporation Controlled by the Substantial Shareholder	7.04	0.81
		19,796,000 (S)			0.09	0.01
JPMorgan Chase & Co. (3)	H Shares	1,479,613,657(L)		Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent	7.01	0.81
		89,689,417(S)		Beneficial Owner	0.42	0.05
		1,296,986,456 (LP)		Approved Lending Agent	6.14	0.71

(L) Long position	(S) Short position	(LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,486,345,508 H shares (long position) and 19,796,000 H shares (short position) were held in its capacity as a corporation controlled by the substantial shareholder.
(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 179,243,499 H shares (long position) and 89,689,417 H shares (short position) were held in its capacity as beneficial owner; 3,348,702 H shares (long position) were held in its capacity as investment manager; 35,000 H shares (long position) were held in its capacity as custodian corporation; and 1,296,986,456 H shares (long position) were held in its capacity as approved lending agent. Such 1,479,613,657 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation / approved lending agent.

As at June 30, 2014, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐ Applicable	☒ Not applicable

3. Directors’ Report

3.1 Management Discussion and Analysis

In the first half of 2014, the Group was confronted with the challenging environment brought about by the complicated international landscape and the slowing down of China’s economic growth, the Group continued to implement its guidelines of quality, profitability and sustainable development, focused on the development of its principal oil and gas business and strengthened the coordination of its operations. The Group also vigorously broadened source of income, reduced costs and improved efficiency, thoroughly intensified its reform measures and continuously promote technology innovation. As a result, the Group achieved steady improvement in terms of both production and operations, and its operating results exceeded expectations.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2014, the world’s oil supply and demand were relatively balanced in general. However, due to the impact of geopolitical and other factors, the international oil prices had generally fluctuated upwards. The price spread between West Texas Intermediate (“WTI”) crude oil and other benchmark oil prices continued to become narrower. The average price for North Sea Brent crude oil and WTI crude oil was US$108.93 per barrel and US$100.90 per barrel respectively, representing an increase of 1.3% and 7.1% as compared with the same period in 2013, respectively.

(2) Refined Products Market

In the first half of 2014, the growth of the demand for refined products continued to slow down, with the consumption of diesel dropping and the consumption of gasoline rigidly growing. The domestic refinery capacity continued to improve and market resources were generally sufficient. According to the relevant information, in the first half of 2014, the quantity of domestically processed crude oil amounted to 226 million tons, representing an increase of 3.7% as compared with the same period in 2013, and the domestic output of refined products amounted to 141 million tons, representing an increase of 5.4% as compared with the same period in 2013, among which the gasoline output grew by 10.0% and the diesel output increased by 0.2%. The apparent consumption of refined products amounted to 131 million tons, representing an increase of 3.6% as compared with the same period in 2013, among which, the apparent consumption of gasoline increased by 9.7% and the apparent consumption of diesel dropped by 0.6%. The PRC government made eight adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB155 per ton and RMB150 per ton, respectively. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2014, the domestic chemical market performance showed a V-shaped trend. During the first quarter, the supply of main chemical products exceeded the demand, and the chemical market remained sluggish. During the second quarter, under the influence of the reduction in processing load and the shutdown for maintenance of production facilities by petrochemical producers, market supply tightened as the market demand revived. The chemical market tended to slightly pick up and the demand and supply in the market generally remained balanced.

(4) Natural Gas Market

In the first half of 2014, domestic natural gas output increased steadily while the growth in the volume of imported gas slowed down. According to relevant information, the domestic output of natural gas in the first half of 2014 was 63.2 billion cubic metres, representing an increase of 7.5% as compared with the same period in 2013. Imports of natural gas amounted to approximately 28.3 billion cubic metres, representing an increase of 14.4% as compared with the same period in 2013. The apparent consumption of natural gas was 88.7 billion cubic metres, representing an increase of 8.9% as compared with the same period in 2013.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration Operations

In the first half of 2014, the Group enjoyed good momentum in its oil and gas exploration operations. In terms of the natural gas exploration, large-scale reserves were initially built up at Tarim Basin and Erdos Basin as well as other regions. In terms of the oil exploration, important achievements were made at Erdos Basin and Junggar Basin as well as other regions. Further successful achievements were also made during the exploration of tight oil.

Domestic Development and Production Operations

In the first half of 2014, the Group carried out an overall optimisation of oilfields development plans, emphasised on building of key production capacity, continued to implement the normalised fine water injection projects, steadily pushed forward the secondary development, reinforced the steady production in the existing oilfields and conscientiously organised material development experiments. The Group also accelerated the development of shale gas and started the comprehensive implementation of shale gas capacity building projects in Changning, Weiyuan and Zhaotong. The development of coal-seam gas has gone into orbit. In the first half of 2014, the crude oil output and the marketable natural gas output from domestic operations amounted to 409.4 million barrels and 1,430.5 billion cubic feet, respectively. The oil and natural gas equivalent output from domestic operations amounted to 647.8 million barrels, representing an increase of 2.9% as compared with the same period in 2013.

Overseas Oil and Gas Operations

In the first half of 2014, the overseas oil and gas operations of the Group strengthened its risk control and health, safety and environment (HSE) management and enhanced its overall production planning and coordination. The Rumaila project in Iraq and the MPE3 project in Venezuela were on schedule and the capacity building progress for key projects such as the Halfaya Project II was accelerated. In the first half of 2014, the crude oil output and the marketable natural gas output from overseas operations amounted to 56.2 million barrels and 65.0 billion cubic feet, respectively. The oil and natural gas equivalent output from overseas operations amounted to 67.1 million barrels, which was substantially the same as the same period in 2013.

In the first half of 2014, the Group recorded a total crude oil output of 465.6 million barrels, representing an increase of 0.3% as compared with the same period in 2013, a total marketable natural gas output of 1,495.5 billion cubic feet, representing an increase of 7.0% as compared with the same period in 2013, and a total oil and natural gas equivalent output of 714.9 million barrels, representing an increase of 2.5% as compared with the same period in 2013.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2014	First half of 2013	Changes (%)
Crude oil output	Million barrels	465.6	464.2	0.3
Marketable natural gas output	Billion cubic feet	1,495.5	1,397.5	7.0
Oil and natural gas equivalent output	Million barrels	714.9	697.2	2.5

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2014, the Group proactively optimised the production and operation of its refining and chemical operations, reasonably controlled processing load, arranged the maintenance of its production facilities and ensured a safe and stable operation. The Group also strengthened its market-oriented approach and optimised resources allocation and products structure. With the increase in production of high-profitability products, various technical and economical indicators hit record highs. In the first half of 2014, the Group processed 500.0 million barrels of crude oil, representing an increase of 0.2% as compared with the same period in 2013, and produced 45.994 million tons of refined oil products, representing an increase of 1.9% as compared with the same period in 2013.

In the first half of 2014, Sichuan Petrochemical commenced full operation and those key projects such as the auxiliary project for processing sulphur oil of Guangxi Petrochemical and the projects in connection with Guangdong Petrochemical and Yunnan Petrochemical all proceeded as planned.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2014	First half of 2013	Changes (%)
Processed crude oil	Million barrels	500.0	499.0	0.2
Gasoline, kerosene and diesel output	’000 ton	45,994	45,139	1.9
of which: Gasoline	’000 ton	15,562	14,701	5.9
Kerosene	’000 ton	2,053	1,834	11.9
Diesel	’000 ton	28,379	28,604	(0.8)
Refining yield	%	93.7	93.8	(0.1) percentage point
Ethylene	’000 ton	2,395	2,060	16.3
Synthetic resin	’000 ton	3,884	3,357	15.7
Synthetic fibre raw materials and polymers	’000 ton	623	696	(10.5)
Synthetic rubber	’000 ton	354	364	(2.7)
Urea	’000 ton	1,525	2,103	(27.5)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2014, despite the exposure to the slowdown in the growth of demand for refined oil, the Group managed to strengthen the coordination of its production and sales and to enhance its inventory management, strived to optimise its sales structure and focused on resources allocation in profitable markets. The sales of high-profitability products such as the high-grade gasoline and aviation kerosene experienced a relatively rapid growth. The Group also continued to further its precision management and intensified its network development efforts in order to continuously enhance its capability of sales to end customers.

International Trading Operations

In the first half of 2014, the international trading operations of the Group vigorously explored overseas markets, strived to enhance its market standing and continued to maintain development, resulting in stable growth in term of both its scale and profitability.

The Group sold a total of 75.228 million tons of gasoline, kerosene and diesel in the first half of 2014, representing a decrease of 5.2% as compared with the same period in 2013.

(4) Natural Gas and Pipeline

In the first half of 2014, with respect to its natural gas business, the Group effectively balanced the utilisation of domestic gas and imported gas resources, maintained the production and sales of such resources at a balanced level, enhanced marketing efforts and optimised the structure of gas use. By placing emphasis on those key regions such as Yangtze River Delta, Pearl River Delta and Bohai Rim, the Group promoted market pricing which improved sales profitability of nature gas. The Group also organised the oil and gas operation in a scientific manner, increased the operating load of pipelines and made achievements by increasing transmission volume and decreasing energy consumption.

In the first half of 2014, the construction and commissioning of key oil and gas pipelines and storages steadily progressed. The operation of the west section of the Third West-East Gas Pipeline, the Hohhot-Baotou-Erdos refined products pipelines together with the Jilin-Changchun refined products pipelines commenced successfully.

The Group is taking active steps in exploring and innovating various effective models with an aim to actively promote mixed-ownership economy, expand cooperation and joint venture with various sources of investments including private capital, finance capital and foreign capital, make efforts to establish joint ventures and cooperation platforms in relation to oil and gas pipelines, undeveloped reserves and shale gas, refinery and chemicals as well as overseas oil and gas business, and experiment on the securitisation of pipeline usufruct rights, receivables and service station usufruct rights. At the same time, the Group will strictly regulate the operation of joint ventures and cooperation projects and improve supervision mechanism.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the interim condensed consolidated financial statements of the Group prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2014, the Group achieved a turnover of RMB1,153,968 million, representing an increase of 4.8% as compared with the same period in 2013. Profit attributable to owners of the Company was RMB68,124 million, representing an increase of 4.0% as compared with the same period in 2013. Basic earnings per share were RMB0.37, representing an increase of RMB0.01 as compared with the same period in 2013.

Turnover Turnover increased by 4.8% to RMB1,153,968 million for the first half of 2014 from RMB1,101,096 million for the first half of 2013. This was primarily due to the increase in the price and sales volume of the Group’s major products including natural gas, gasoline and other products. The table below sets out the external sales volume and average realised prices for the major products sold by the Group in the first half of 2014 and 2013 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2014	First half of 2013	Percentage of change (%)	First half of 2014	First half of 2013	Percentage of change (%)
Crude oil(1)	44,324	39,109	13.33	4,530	4,559	(0.64)
Natural gas (100 million cubic metres, RMB/’000 cubic metres)	557.06	478.77	16.35	1,384	1,151	20.24
Gasoline	26,869	26,523	1.30	7,998	7,760	3.07
Diesel	42,102	46,168	(8.81)	6,697	6,791	(1.38)
Kerosene	6,257	6,701	(6.63)	5,933	6,052	(1.97)
Heavy oil	7,889	6,184	27.57	4,361	4,523	(3.58)
Polyethylene	1,949	1,757	10.93	9,956	9,354	6.44
Lubricant	793	886	(10.50)	9,486	9,739	(2.60)

(1)	The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 5.0% to RMB1,050,888 million for the first half of 2014 from RMB1,001,236 million for the first half of 2013, of which:

Purchases, Services and Other Purchases, services and other increased by 2.6% to RMB741,629 million for the first half of 2014 from RMB722,920 million for the first half of 2013. This was primarily due to (i) continued increases in purchase cost as a result of larger trading volumes in the oil products, and (ii) increases in purchase cost arising from natural gas imports from Central Asia, liquefied natural gas (LNG) imports and natural gas imports from Burma to meet the increasing demand for natural gas in the domestic market.

Employee Compensation Costs Employee compensation costs for the first half of 2014 were RMB57,514 million, representing an increase of 3.3% from RMB55,659 million for the first half of 2013. This was primarily due to an increase in business volume driven by the expansion of the business scale of the Group and the increase of the social security contribution base as stipulated by local governments.

Exploration Expenses Exploration expenses increased by 4.2% to RMB14,034 million for the first half of 2014 from RMB13,465 million for the first half of 2013. This was primarily due to the Group’s continuous investment in oil and gas exploration so as to further strengthen its oil and gas resources base.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 11.7% to RMB84,749 million for the first half of 2014 from RMB75,893 million for the first half of 2013. This was primarily due to the increase in the average carrying value of fixed assets and the average net book value of oil and gas properties, causing an increase in depreciation and depletion accordingly.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 0.6% to RMB36,318 million for the first half of 2014 from RMB36,545 million for the first half of 2013. This was primarily due to the fact that the Group proactively implemented measures to reduce costs and improve efficiency.

Taxes other than Income Taxes Taxes other than income taxes decreased by 3.4% to RMB120,120 million for the first half of 2014 from RMB124,364 million for the first half of 2013, of which, the crude oil special gain levy and resource tax payable by the Group decreased from RMB37,073 million and RMB14,191 million for the first half of 2013 to RMB35,976 million and RMB13,422 million for the first half of 2014, respectively.

Other Income, Net Other income, net, decreased by RMB24,134 million to RMB3,476 million for the first half of 2014, compared with other income, net, of RMB27,610 million for the first half of 2013. This was primarily because the Group recognised the gain on disposal of certain pipeline net assets and operations during the same period in 2013.

Profit from Operations Profit from operations was RMB103,080 million for the first half of 2014, representing an increase of 3.2% from RMB99,860 million for the first half of 2013.

Net Exchange Loss Net exchange loss increased by RMB1,471 million to RMB1,911 million for the first half of 2014 from RMB440 million for the first half of 2013. The increase was mainly due to the increase in exchange loss as a result of the depreciation of Kazakhstan Tenge during the reporting period.

Net Interest Expenses Net interest expenses increased by 14.9% to RMB11,514 million for the first half of 2014 from RMB10,018 million for the first half of 2013. The increase was mainly due to a rise in interest-bearing debts to finance production, operations, investments and construction.

Profit before Income Tax Expense Profit before income tax expense was RMB95,717 million for the first half of 2014, representing an increase of 2.1% from RMB93,761 million for the first half of 2013.

Income Tax Expense Income tax expense increased by 2.2% to RMB21,662 million for the first half of 2014 from RMB21,204 million for the first half of 2013. The increase was primarily due to an increase in the taxable profit.

Profit for the period Profit amounted to RMB74,055 million for the first half of 2014, representing an increase of 2.1% from RMB72,557 million for the first half of 2013.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB5,931 million for the first half of 2014, representing a decrease of 15.7% from RMB7,035 million for the first half of 2013. This was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB68,124 million for the first half of 2014, representing an increase of 4.0% from RMB65,522 million for the first half of 2013.

(2) Segment Results

Exploration and Production

Turnover The turnover of the Exploration and Production segment for the first half of 2014 was RMB399,366 million, representing an increase of 3.6% from RMB385,456 million in the first half of 2013. This was primarily due to the increase in sales volume and price of natural gas and other oil and gas products. The average realised crude oil price in the first half of 2014 was US$100.14 per barrel, representing a decrease of 0.35% from US$100.49 per barrel for the first half of 2013.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 3.7% to RMB297,128 million for the first half of 2014 from RMB286,649 million for the first half of 2013. This was primarily due to the increase in the purchase cost for importing crude oil.

The Group continued to tighten cost controls. In the first half of 2014, the oil and gas lifting cost was US$12.97 per barrel, representing an increase of 5.5% from US$12.29 per barrel in the first half of 2013. Excluding the effect of exchange rate fluctuations, oil and gas lifting cost increased by 3.8% as compared with the same period in 2013.

Profit from Operations In the first half of 2014, as a result of the continuous transformation in its mode of development, the enhancement of its control for investment and control together with its efforts to improve the overall profitability, the profit from operations of the Exploration and Production segment increased by 3.5% to RMB102,238 million for the first half of 2014 from RMB98,807 million for the first half of 2013. The Exploration and Production segment has been a key profit contributor to the Group.

Refining and Chemicals

Turnover The turnover of the Refining and Chemicals segment for the first half of 2014 was RMB426,545 million, representing a decrease of 2.3% from RMB436,437 million for the first half of 2013. This was primarily due to the decrease in the sales volume of certain chemical products and diesel under market influence.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 4.9% to RMB429,980 million for the first half of 2014 from RMB452,298 million for the first half of 2013. This was primarily due to the decrease in the purchase cost of chemical products.

In the first half of 2014, the cash processing cost of refineries was RMB167.86 per ton, representing an increase of 8.7% as compared with RMB154.41 per ton in the same period in 2013. This was primarily due to the reasonable control of refinery processing load, and the increase in fuel and power cost, which was caused by improvement in the quality of oil products.

Profit from Operations In the first half of 2014, by placing emphasis on the principles of market orientation and profitability, strengthening production and operation analysis and adjusting operating strategies on a timely basis, the Refining and Chemicals segment reduced its loss significantly as compared with the same period in 2013. In the first half of 2014, the Refining and Chemicals segment incurred a loss from operations amounting to RMB3,435 million, representing a decrease in loss from operations of RMB12,426 million from RMB15,861 million for the first half of 2013. The refining operations turned profitable and generated an operating profit of RMB4,355 million, representing an increase in operating profit of RMB12,124 million as compared with the operating loss of RMB7,769 million in the same period in 2013. In the continued sluggish market, the chemicals operations incurred an operating loss of RMB7,790 million, representing a decrease in operating loss of RMB302 million as compared with the operating loss RMB8,092 million in the same period in 2013, due to proactive efforts to optimise product structure and control costs and expenses.

Marketing

Turnover The turnover of the Marketing segment increased by 4.4% to RMB984,685 million for the first half of 2014 from RMB943,248 million for the first half of 2013, which was primarily due to an increase in gasoline price, sales volume and operating income from the oil products trading business.

Operating Expenses Operating expenses of the Marketing segment increased by 3.9% to RMB976,539 million for the first half of 2014 from RMB939,820 million for the first half of 2013. This was primarily due to an increase in the expenses relating to the oil products trading business.

Profit from Operations In the first half of 2014, while facing a slowdown in the growth of demand in the refined oil market, the domestic business of the Marketing segment significantly improved its sales profitability by strengthening its inventory management, optimising its sales structure and making further efforts to improve the sales volume of high-grade gasoline, aviation kerosene and other products. The international trading operations had effectively controlled both market risk and financial risk, which resulted in ongoing improvement in the efficiency and profitability of international trade operations. The Marketing segment achieved in aggregate an operating profit of RMB8,146 million for the first half of 2014, representing an increase of 137.6% from RMB3,428 million for the first half of 2013.

Natural Gas and Pipeline

Turnover The turnover of the Natural Gas and Pipeline segment increased by 27.8% to RMB134,963 million for the first half of 2014 from RMB105,583 million for the first half of 2013, which was primarily due to the increase in the sales volume and price of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment increased by 56.4% to RMB130,880 million for the first half of 2014 from RMB83,701 million for the first half of 2013. This was primarily due to the combined effect of the increase in natural gas import costs and the lower expenses in the same period in 2013 as a result of the gain realised on the Group’s disposal of certain pipeline net assets and operations.

Profit from Operations The Natural Gas and Pipeline segment optimised storage, transmission and marketing in the first half of 2014. Its operating profit was RMB4,083 million for the first half of 2014, representing a decrease of 81.3% from RMB21,882 million for the first half of 2013 and, excluding the gain realised on the disposal of certain pipeline net assets and operations in the same period in 2013, an increase of profit from operations of RMB7,023 million as compared with the same period in 2013. In the first half of 2014, the Natural Gas and Pipeline segment recorded a loss of RMB20,360 million on the sales of imported natural gas and LNG, representing a decrease in loss of RMB3,162 million as compared with the same period in 2013. Such losses include a loss of RMB7,762 million for the sales of 13.908 billion cubic metres of natural gas imported from Central Asia, a loss of RMB11,331 million for the sales of 4.387 billion cubic metres of imported LNG, and a loss of RMB1,267 million for the sales of 1.311 billion cubic metres of natural gas imported from Burma.

In the first half of 2014, the Group’s international operations(note) achieved a turnover of RMB407,491 million. Profit before income tax expense of overseas operations was RMB10,681 million. The Group’s international operations kept a healthy development and the level of internationalized operations was further enhanced.

Note:	The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

(3) Cash Flows

As at June 30, 2014, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the shareholders of the Company.

The table below sets forth the cash flows of the Group for the first half of 2014 and 2013, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Period of six months ended June 30
	2014	2013
	RMB million	RMB million
Net cash flows from operating activities	133,484	102,057
Net cash flows used for investing activities	(117,906)	(98,803)
Net cash flows from financing activities	22,213	104,809
Translation of foreign currency	277	(1,366)
Cash and cash equivalents at the end of the period	89,475	150,092

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2014 were RMB133,484 million, representing an increase of 30.8% from RMB102,057 million for the first half of 2013. This was mainly due to a combination of effects brought about by the increase of profit during the reporting period and the change in working capital such as account receivables. As at June 30, 2014, the Group had cash and cash equivalents of RMB89,475 million, among which, approximately 72.0% were denominated in Renminbi, approximately 24.1% were denominated in US Dollars, approximately 2.4% were denominated in Hong Kong Dollars and approximately 1.5% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2014 were RMB117,906 million, representing an increase of 19.3% from RMB98,803 million for the first half of 2013. This was primarily due to a combination of effects brought about by the inflow of capital in the same period in 2013 from the Group’s investment in a joint venture with certain pipeline net assets and operations in 2013, strengthening its investment management and decreasing its cash payment of capital expenditures in the first half of 2014.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities for the first half of 2014 were RMB22,213 million, representing a decrease of 78.8% from RMB104,809 million for the first half of 2013. This was primarily due to a substantial decrease in new borrowings during the reporting period as compared with the same period in 2013, as a result of the strengthening of the management of capital and interest-bearing borrowings by the Group.

The net borrowings of the Group as at June 30, 2014 and December 31, 2013, respectively, were as follows:

	As at June 30, 2014	As at December 31, 2013
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	203,707	192,767
Long-term borrowings	332,304	302,862

Total borrowings	536,011	495,629

Less: Cash and cash equivalents	89,475	51,407

Net borrowings	446,536	444,222

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2014 and December 31, 2013, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2014	As at December 31, 2013
	RMB million	RMB million
Within 1 year	220,017	209,010
Between 1 and 2 years	60,027	72,992
Between 2 and 5 years	223,133	203,330
After 5 years	99,480	59,831

	602,657	545,163

Of the total borrowings of the Group as at June 30, 2014, approximately 59.8% were fixed-rate loans and approximately 40.2% were floating-rate loans. Of the total borrowings as at June 30, 2014, approximately 70.2% were denominated in Renminbi, approximately 29.1% were denominated in US Dollars and approximately 0.7% were denominated in other currencies.

As at June 30, 2014, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 29.0% (December 31, 2013: 28.1%).

(4) Capital Expenditures

For the first half of 2014, the Group continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures were RMB91,101 million, representing a decrease of 15.8% from RMB108,207 million for the first half of 2013. The following table sets out the capital expenditures incurred by the Group for the first half of 2014 and for the first half of 2013 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2014.

	For the first half of 2014		For the first half of 2013		Estimates for 2014
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	69,507	76.30	76,446	70.65	225,700	76.12
Refining and Chemicals	5,956	6.54	4,440	4.10	25,300	8.53
Marketing	1,283	1.41	1,625	1.50	6,400	2.16
Natural Gas and Pipeline	13,932	15.29	25,160	23.25	37,200	12.55
Head Office and Other	423	0.46	536	0.50	1,900	0.64

Total	91,101	100.0	108,207	100.0	296,500	100.0

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2013 and the first half of 2014, and the estimates for the same for the year of 2014 would be RMB83,311 million, RMB76,195 million and RMB237,700 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB69,507 million for the first half of 2014. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the development of oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Xinjiang, Tarim and the south-western region. For its overseas operations, the Group focused on oil and gas exploration and development in joint cooperation areas in Central Asia, the Middle East, America, Africa and the Asia Pacific region.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2014 would amount to RMB225,700 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB5,956 million for the first half of 2014, primarily used for the construction of the large refining and chemical project of Yunnan Petrochemical and the quality upgrade project for gasoline and diesel oil products.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2014 will amount to RMB25,300 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB1,283 million for the first half of 2014, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability markets and the construction of overseas oil and gas operation, etc.

The Group anticipates that capital expenditures for the Marketing segment throughout 2014 will amount to RMB6,400 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB13,932 million for the first half of 2014, which were used primarily for the construction of key oil and gas transmission pipelines such as those of Third West-East Gas Pipeline and Third and Fourth Daqing-Tieling Crude Oil Pipeline, associated LNG and gas storage projects and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2014 will amount to RMB37,200 million.

Head Office and Other

Capital expenditures for Head Office and Other for the first half of 2014 were RMB423 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other throughout 2014 will amount to RMB1,900 million.

3.1.4 Business Prospects for the Second Half of the Year

The mild recovery of the global economy will remain highly uncertain in the second half of 2014 and the global oil price is still likely to fluctuate at high levels. It is expected that the domestic economy will continue to develop at a reasonable pace, while downward pressure on the economy still exists. Whilst the macroeconomic environment remaining uncertain, the Group will enhance its analysis and assessment of the situation, endeavour to promote the development of its main business of oil and gas, coordinate and optimise its production and operations, continue to implement measures to broaden source of income, reduce costs and improve efficiency, keep emphasizing the concept of innovation-driven and strive to accomplish its production and operation targets for the year.

In respect of exploration and production, the Group will continue to strengthen its efforts for oil and gas exploration, place emphasis on meticulous exploration at key zones and pre-exploration and venture exploration at key areas and key basins, promote the exploration of tight oil and strive to obtain reserves meeting its economics of scale. The Group will organise its development of oil and gas fields according to the fixed targets of profitability and outputs, steadily carry out the significant development tests and continue steady and balanced development of its oil and gas production. The Group will strengthen its management of key development projects of production capacities and strive to improve the rate of well-placement of newly-built production capacities. The Group will promote the development of demonstration zones of shale gas.

In respect of refining and chemicals operations, the Group will closely track the changes of market demands, optimise its allocation of crude oil resources, process route and products structure, increase its production of marketable and high-profitability products and featured products, reasonably set up the processing load and the maintenance window and strive to reduce losses and increase profits. The Group will promote such projects as the centralised processing and transformation of heavy oil at Yunnan Petrochemical, Guangdong Petrochemical and Karamay Petrochemical in an orderly manner. The Group will also accelerate the development of the upgrade project of the quality of refined oil and complete the quality upgrade of diesel oil to China IV by the end of the year.

In respect of the sales of refined products, the Group will keep optimising its sales structure, the flow of recourses and its inventory operation, increase sales volume from oil guns and sales volume of high-profitability products and strive to improve the profitability. The Group will strengthen the core position of its retail operations, strengthen the management of sales to end-customers, adopt various measures to accelerate the development and the optimisation of the distribution of the sales network and enhance its retail capabilities and market competitiveness. The Group will also strengthen the measurement and management of the quality of the oil products, enhance service standards and establish a good brand image.

In respect of natural gas and pipelines operations, the Group will effectively promote market development, strengthen the management of new users, optimise the structure of areas and users, increase the percentage of high-end and high-profitability markets and implement the state policy on adjustment of the price of natural gas and strive to improve the profitability of natural gas sales. The Group will also improve the planning of the pipelines operations and organise the construction of such key projects as the Middle and East of Third West-East Gas Pipeline, the crude oil pipelines of Tianjin-Huabei Petrochemical and the Jinzhou-Zhengzhou oil product pipeline.

In respect of international operations, the Group will continue to promote the implementation of the existing overseas projects and the development of new projects, strive to increase reserves and outputs, further optimise its business structure, asset structure and regional layout and enhance overall profitability. The Group will further strengthen the economic evaluation and risk assessment mechanism for key projects, effectively control various risks and keep enhancing the profitability levels of key oil and gas production zones and key projects. The Group will also take full advantage of the domestic and overseas resources and markets, further optimise channels of recourses and pace of procurement and maintain a steady growth of profitability.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2014	Cost of principal operations for the first half of 2014	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	392,628	216,611	30.2	3.7	7.7	(0.4)

Refining and Chemicals	423,287	349,859	4.0	(2.2)	(6.0)	3.0

Marketing	978,367	944,217	3.4	4.4	3.9	0.6

Natural Gas and Pipeline	133,504	129,692	2.5	28.0	20.9	6.1

Head Office and Other	195	81	—	25.0	80.0	—

Inter-segment elimination	(792,601)	(792,578)	—	—	—	—

Total	1,135,380	847,882	15.2	4.9	3.5	2.0

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2014	First half of 2013	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	746,477	733,032	1.8
Other	407,491	368,064	10.7
Total	1,153,968	1,101,096	4.8

3.2.3 Final Dividend for the Year Ended December 31, 2013

The final dividend in respect of 2013 of RMB0.15755 per share (inclusive of tax), amounting to a total of RMB28,835 million was approved by the shareholders at the annual general meeting of the Company on May 22, 2014 and was paid on July 17, 2014.

3.2.4 Interim Dividend for 2014 and Closure of Register of Members

The Board of Directors (the “Board”) was authorised by the shareholders to approve the distribution of an interim dividend for 2014 at the annual general meeting of the Company on May 22, 2014. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.16750 per share (inclusive of tax) for the six months ended June 30, 2014 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2014. The total amount of the interim dividend payable is RMB30,656 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 18, 2014. The register of members of H shares will be closed from September 13, 2014 to September 18, 2014 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 12, 2014. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 18, 2014 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited (the “Articles of Association”), dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated on the basis of the average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividend by the Board.

The average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2014 interim dividend by the Board was RMB 0.79517 to 1 Hong Kong Dollar. Accordingly, the interim dividend will be 0.21065 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for their onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around September 29, 2014 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information that will have been registered on the Company’s H share register of members on September 18, 2014.

According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No. 348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual holders of H shares who are Hong Kong residents, Macau residents or residents of those countries which have agreements with China prescribing for a tax rate of 10% for individual income tax in respect of dividends. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate lower than 10% for individual income tax in respect of dividends, the Company will make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) . For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate higher than 10% but lower than 20% for individual income tax in respect of dividends, the Company will withhold the individual income tax at the agreed-upon effective tax rate. For individual holders of H shares who are residents of those countries without any taxation agreements with China or those which have agreements with China prescribing for a tax rate of 20% for individual income tax in respect of dividends or other situations, the Company will withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of residence of the individual holders of H shares based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 18, 2014 and will accordingly withhold and pay the individual income tax. If the country of residence of the individual holders of H shares is not the same as the Registered Address, the individual holders of H shares shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 12, 2014 at the following address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the individual holders of H shares do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of residence of the individual holders of H shares based on the Registered Address recorded on September 18, 2014.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

4. Significant Events

4.1 Progress of Litigation

Regarding the previously disclosed class action proceedings brought by individual overseas shareholders before the Southern District of New York Federal District Court of the United States against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to an investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company as of the end of the current reporting period. Details of such notice are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013. On April 4, 2014, the Southern District of New York Federal District Court of the United States entered an order consolidating the related actions and appointing lead plaintiff and lead counsel. On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions. On August 5, 2014, the Company filed a motion to dismiss the Amended Complaint. The Company’s normal business operations have not been affected during the reporting period. The Company intends to vigorously contest the Amended Complaint to protect the legitimate rights and interests of the Company.

4.2 Events After the Balance Sheet Date

On August 10, 2014, the National Development and Reform Commission promulgated the Notice of the National Development and Reform Commission Concerning the Adjustment of Prices of Stock Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2014] No. 1835). Pursuant to the notice, the adjustment of price shall be implemented from September 1, 2014, the citygate prices for the consumption amount in 2012 consumed by non-residential users will be appropriately increased, and that the issuance of the price adjustment mechanism for natural gas consumed by fertilizer makers would be put on hold. No adjustment will be made to the citygate prices for natural gas consumed by residential users. Further actions will be taken to implement the policy in connection with the liberalisation of the sales price of imported liquefied natural gas (LNG) and the ex-factory prices for shale gas, coal-seam gas and coal gas.

This event is conducive to facilitate a sustainable and healthy development of the natural gas operations of the Group and to continue to improve the Group’s financial position and operating results in the future.

5. Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable        ☒  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable        ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable        ☒  Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable        ☒  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes	Six months ended June 30
		2014	2013
		RMB million	RMB million

TURNOVER	(i)	1,153,968	1,101,096

OPERATING EXPENSES
Purchases, services and other		(741,629)	(722,920)
Employee compensation costs		(57,514)	(55,659)
Exploration expenses, including exploratory dry holes		(14,034)	(13,465)
Depreciation, depletion and amortisation		(84,749)	(75,893)
Selling, general and administrative expenses		(36,318)	(36,545)
Taxes other than income taxes		(120,120)	(124,364)
Other income, net		3,476	27,610

TOTAL OPERATING EXPENSES		(1,050,888)	(1,001,236)

PROFIT FROM OPERATIONS		103,080	99,860

FINANCE COSTS
Exchange gain		2,952	2,034
Exchange loss		(4,863)	(2,474)
Interest income		1,040	717
Interest expense		(12,554)	(10,735)

TOTAL NET FINANCE COSTS		(13,425)	(10,458)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		6,062	4,359

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	95,717	93,761
INCOME TAX EXPENSE	(iii)	(21,662)	(21,204)

PROFIT FOR THE PERIOD		74,055	72,557

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		(1,016)	(7,114)

Fair value loss from available-for-sale financial assets, net of tax		(12)	(23)
Share of the other comprehensive income /(loss) of associates and joint ventures accounted for using the equity method		43	(162)

OTHER COMPREHENSIVE LOSS, NET OF TAX		(985)	(7,299)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		73,070	65,258

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		68,124	65,522
Non-controlling interests		5,931	7,035

		74,055	72,557

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		68,625	58,845
Non-controlling interests		4,445	6,413

		73,070	65,258

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.37	0.36

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2014	December 31, 2013
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,645,267	1,648,823
Investments in associates and joint ventures		120,622	116,700
Available-for-sale financial assets		1,916	1,641
Advance operating lease payments		62,719	62,449
Intangible and other non-current assets		68,286	67,270
Deferred tax assets		15,111	11,226
Time deposits with maturities over one year		3,077	3,048

TOTAL NON-CURRENT ASSETS		1,916,998	1,911,157

CURRENT ASSETS
Inventories		233,193	227,017
Accounts receivable	(vi)	83,371	64,027
Prepaid expenses and other current assets		85,075	68,299
Notes receivable		15,540	14,360
Time deposits with maturities over three months but within one year		2,738	5,843
Cash and cash equivalents		89,475	51,407

TOTAL CURRENT ASSETS		509,392	430,953

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	393,656	383,004
Income taxes payable		12,474	16,013
Other taxes payable		45,965	53,705
Short-term borrowings		203,707	192,767

TOTAL CURRENT LIABILITIES		655,802	645,489

NET CURRENT LIABILITIES		(146,410)	(214,536)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,770,588	1,696,621

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		708,602	669,300
Reserves		283,828	280,414

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,175,451	1,132,735
NON-CONTROLLING INTERESTS		137,673	137,200

TOTAL EQUITY		1,313,124	1,269,935

NON-CURRENT LIABILITIES
Long-term borrowings		332,304	302,862
Asset retirement obligations		98,052	94,531
Deferred tax liabilities		13,369	15,166
Other long-term obligations		13,739	14,127

TOTAL NON-CURRENT LIABILITIES		457,464	426,686

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,770,588	1,696,621

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i)	Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii)	Profit Before Income Tax Expense

	Six months ended June 30
	2014	2013
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from available-for-sale financial assets	263	341
Reversal of provision for impairment of receivables	48	28
Reversal of write down in inventories	24	22
Gain on disposal of certain pipeline net assets and operations	—	24,822
Charged
Amortisation of intangible and other assets	2,157	1,753
Cost of inventories recognised as expense	852,280	824,297
Provision for impairment of receivables	—	1
Interest expense (Note (i))	12,554	10,735
(Gain) /loss on disposal of property, plant and equipment	(8)	465
Operating lease expenses	5,764	5,618
Research and development expenses	7,768	7,843
Write down in inventories	69	242

Note (i): Interest expense
Interest expense	14,113	12,684
Less: Amount capitalised	(1,559)	(1,949)

	12,554	10,735

(iii)	Income Tax Expense

	Six months ended June 30
	2014	2013
	RMB million	RMB million
Current taxes	27,151	22,559
Deferred taxes	(5,489)	(1,355)

	21,662	21,204

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv)	Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2014 and June 30, 2013 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v)	Dividends

	Six months ended June 30
	2014	2013
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2014 (note a)	30,656	—
Interim dividends attributable to owners of the Company for 2013 (note c)	—	29,485

(a)	As authorised by shareholders in the Annual General Meeting on May 22, 2014, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656 million. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835 million were approved by the shareholders in the Annual General Meeting on May 22, 2014 and were paid on July 17, 2014.
(c)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 million were paid on October 24, 2013.
(d)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 million were approved by the shareholders in the Annual General Meeting on May 23, 2013 and were paid on July 18, 2013.

(vi)	Accounts Receivable

	June 30, 2014	December 31, 2013
	RMB million	RMB million
Accounts receivable	83,840	64,523
Less: Provision for impairment of accounts receivable	(469)	(496)

	83,371	64,027

The aging analysis of accounts receivable (net of impairment of accounts receivable) as of June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014	December 31, 2013
	RMB million	RMB million
Within 1 year	82,250	63,443
Between 1 and 2 years	844	475
Between 2 and 3 years	208	41
Over 3 years	69	68

	83,371	64,027

The Group offers its customers credit terms up to 180 days.

(vii)	Accounts Payable and Accrued Liabilities

	June 30, 2014	December 31, 2013
	RMB million	RMB million
Trade payables	120,588	130,353
Advances from customers	44,918	46,804
Salaries and welfare payable	10,391	4,836
Accrued expenses	21,234	137
Dividends payable	30,287	1,017
Interest payable	1,849	2,861
Construction fee and equipment cost payables	132,109	167,722
Other	32,280	29,274

	393,656	383,004

Other consists primarily of customer deposits.

The aging analysis of trade payables as of June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014	December 31, 2013
	RMB million	RMB million
Within 1 year	115,497	125,459
Between 1 and 2 years	2,758	2,756
Between 2 and 3 years	1,122	911
Over 3 years	1,211	1,227

	120,588	130,353

(viii)	Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2014 and 2013 are as follows:

Six months ended June 30, 2014	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	399,366	426,545	984,685	134,963	1,010	1,946,569

Less: intersegment sales	(315,670)	(338,949)	(126,953)	(10,844)	(185)	(792,601)

Turnover from external customers	83,696	87,596	857,732	124,119	825	1,153,968

Depreciation, depletion and amortisation	(61,426)	(10,469)	(5,751)	(6,231)	(872)	(84,749)

Profit/ (loss) from operations	102,238	(3,435)	8,146	4,083	(7,952)	103,080

Six months ended June 30, 2013	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	385,456	436,437	943,248	105,583	664	1,871,388

Less: intersegment sales	(306,684)	(338,619)	(119,068)	(5,845)	(76)	(770,292)

Turnover from external customers	78,772	97,818	824,180	99,738	588	1,101,096

Depreciation, depletion and amortisation	(54,294)	(9,298)	(5,319)	(6,262)	(720)	(75,893)

Profit/ (loss) from operations	98,807	(15,861)	3,428	21,882	(8,396)	99,860

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	The Group	The Group	The Company	The Company
ASSETS	RMB million	RMB million	RMB million	RMB million
Current assets
Cash at bank and on hand	92,213	57,250	65,279	27,484
Notes receivable	15,540	14,360	12,226	10,973
Accounts receivable	83,371	64,027	17,617	4,694
Advances to suppliers	31,823	11,445	12,659	4,397
Other receivables	18,408	17,802	88,405	55,676
Inventories	233,193	227,017	175,477	173,290
Other current assets	34,844	39,052	24,297	27,724

Total current assets	509,392	430,953	395,960	304,238

Non-current assets
Available-for-sale financial assets	1,879	1,603	1,242	1,271
Long-term equity investments	120,228	116,289	362,152	320,849
Fixed assets	573,703	559,346	346,029	422,676
Oil and gas properties	787,071	801,083	528,960	535,733
Construction in progress	277,997	282,325	151,159	154,378
Construction materials	5,886	5,762	3,777	4,218
Intangible assets	62,697	62,592	48,745	49,131
Goodwill	7,284	7,225	—	119
Long-term prepaid expenses	26,126	26,424	22,748	22,966
Deferred tax assets	15,111	11,226	10,940	9,163
Other non-current assets	38,907	37,176	20,255	18,908

Total non-current assets	1,916,889	1,911,051	1,496,007	1,539,412

TOTAL ASSETS	2,426,281	2,342,004	1,891,967	1,843,650

LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Current liabilities
Short-term borrowings	143,709	110,894	139,357	126,463
Notes payable	628	832	387	8
Accounts payable	252,697	298,075	121,104	170,431
Advances from customers	44,918	46,804	29,333	29,748
Employee compensation payable	10,391	4,836	8,245	3,403
Taxes payable	58,439	69,718	39,874	46,311
Other payables	50,955	27,025	38,320	20,793
Current portion of non-current liabilities	59,998	81,873	50,050	55,089
Other current liabilities	34,067	5,432	29,604	2,628

Total current liabilities	655,802	645,489	456,274	454,874

Non-current liabilities
Long-term borrowings	260,673	211,708	189,864	169,775
Debentures payable	71,631	91,154	71,000	91,000
Provisions	98,052	94,531	64,244	61,291
Deferred tax liabilities	13,289	15,087	—	—
Other non-current liabilities	13,739	14,127	4,965	4,773

Total non-current liabilities	457,384	426,607	330,073	326,839

Total liabilities	1,113,186	1,072,096	786,347	781,713

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,837	115,676	127,966	127,839
Special reserve	11,707	8,922	8,729	6,398
Surplus reserves	175,051	175,051	163,959	163,959
Undistributed profits	703,436	664,136	621,945	580,720
Currency translation differences	(13,488)	(13,956)	—	—

Equity attributable to equity holders of the Company	1,175,564	1,132,850	1,105,620	1,061,937

Minority interests	137,531	137,058	—	—

Total shareholders’ equity	1,313,095	1,269,908	1,105,620	1,061,937

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,426,281	2,342,004	1,891,967	1,843,650

(2) Consolidated and Company Income Statements

	For the six months ended June 30, 2014	For the six months ended June 30, 2013	For the six months ended June 30, 2014	For the six months ended June 30, 2013
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million
Operating income	1,153,968	1,101,096	690,354	660,496
Less: Cost of sales	(866,314)	(837,762)	(506,494)	(492,896)
Taxes and levies on operations	(115,354)	(119,935)	(86,167)	(88,842)
Selling expenses	(29,694)	(27,593)	(22,154)	(20,702)
General and administrative expenses	(42,265)	(42,656)	(31,446)	(32,301)
Finance expenses	(14,092)	(10,987)	(12,308)	(10,681)
Asset impairment losses	(2)	(193)	42	(170)
Add: Investment income	6,296	4,778	34,364	29,501

Operating profit	92,543	66,748	66,191	44,405

Add: Non-operating income	5,864	30,098	14,829	34,534
Less: Non-operating expenses	(2,693)	(3,085)	(2,465)	(2,744)

Profit before taxation	95,714	93,761	78,555	76,195

Less: Taxation	(21,661)	(21,204)	(8,495)	(5,451)

Net profit	74,053	72,557	70,060	70,744

Attributable to:
Equity holders of the Company	68,122	65,521	70,060	70,744
Minority interests	5,931	7,036	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.37	0.36	0.38	0.39
Diluted earnings per share (RMB Yuan)	0.37	0.36	0.38	0.39

Other comprehensive (loss) / income	(985)	(7,299)	55	(238)

Total comprehensive income	73,068	65,258	70,115	70,506
Attributable to:
Equity holders of the Company	68,623	58,844	70,115	70,506
Minority interests	4,445	6,414	—	—

6. Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2014.

7. Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2013 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code during the reporting period.

9. Compliance with the Corporate Governance Code

For the six months ended June 30, 2014, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except that,

after prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association. Shareholders holding three percent or above of the voting shares of the Company may put forward an extraordinary written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected.

10. Audit Committee

The Company has established the Audit Committee, which comprises Mr Lin Boqiang and Mr Liu Yuezhen.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2014.

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

August 28, 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as the Vice Chairman and non-executive director; Mr Wang Dongjin as the Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.